

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2011

<u>Via U.S. Mail</u>
Mr. Cheng Pheng Loi
Chief Executive Officer
China Media Group Corporation
1403 Wan Chai Commercial Center
204 Johnston Road
Wanchai, Hong Kong

      Re: China Media Group Corporation
              Form 10-K for the fiscal year ended December 31, 2010
              Filed April 21, 2011
              File No. 0-50431

Dear Mr. Loi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Robert S. Littlepage for

                  Larry Spirgel
                  Assistant Director